Ohio Quality Municipal Trust (VOQ)


The Joint Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Trust 478 shares voted in his favor and 0 shares withheld. With regard to the election of Don G. Powell as elected trustee by the common shareholders of the Trust 3,502,853 shares voted in his favor and 49,571 shares withheld. With regard to the election of Hugo Sonnenschein as elected trustee by the common shareholders of the Trust 3,504,352 shares voted in his favor and 48,072 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Dennis J. McDonnell, Wayne W. Whalen, Rod Dammeyer, David C. Arch, Steven Muller and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 3,496,597 shares voted in favor of the proposal, 20,175 shares voted against, 36,130 shares abstained.